Exhibit 99.1

XP Inc. Reports 1Q22 Financial Results

São Paulo, Brazil, May 3, 2022 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the first quarter of 2022.

Business Metrics

	1Q22	1Q21	YoY	4Q21	QoQ
Operating and Financial Metrics (unaudited)
Total AUC (in R$ bn)	873	715	22%	815	7%
Active clients (in '000s)	3,504	2,993	17%	3,416	3%
Retail – gross total revenues (in R$ mn)	2,425	2,088	16%	2,725	-11%
Institutional – gross total revenues (in R$ mn)	548	294	86%	326	68%
Issuer Services – gross total revenues (in R$ mn)	121	234	-48%	270	-55%
Digital Content – gross total revenues (in R$ mn)	11	23	-53%	16	-33%
Other – gross total revenues (in R$ mn)	166	145	14%	110	51%

Company Financial Metrics
Gross revenue (in R$ mn)	3,270	2,784	17%	3,447	-5%
Net Revenue (in R$ mn)	3,121	2,628	19%	3,260	-4%
Gross Profit (in R$ mn)	2,231	1,787	25%	2,363	-6%
Gross Margin	71.5%	68.0%	346 bps	72.5%	-104 bps
Adjusted EBITDA[1] (in R$ mn)	1,191	1,043	14%	1,390	-14%
Adjusted EBITDA margin	38.2%	39.7%	-150 bps	42.7%	-448 bps
Adjusted Net Income[1] (in R$ mn)	987	846	17%	1,086	-9%
Adjusted Net Margin	31.6%	32.2%	-56 bps	33.3%	-169 bps
(1) See appendix for a reconciliation of Adjusted Net Income and Adjusted EBITDA

New Verticals Metrics

KPIs from New Verticals (unaudited)
Total Gross revenue from Selected Products (in R$ mn)	247	81	205%	223	11%
Pension Funds (in R$ mn)	74	43	72%	74	1%
Credit Cards (in R$ mn)	97	7	1240%	86	12%
Credit (in R$ mn)	54	17	212%	46	17%
Insurance (in R$ mn)	23	13	69%	18	29%
as a % of Total gross revenue	7.6%	2.9%	465 bps	6.5%	109 bps

Operational Performance

1. Investments

Assets Under Custody (in R$ billion)

*Concentrated custodies are custodies greater than R$ 5 billion per client/economic group. These custodies are more volatile by nature.

Total AUC was R$873 billion as of March 31, up 22% year-over-year and 7% quarter-over-quarter. Year-over-year growth was driven by R$207 billion of net inflows and R$49 billion of market depreciation.

Total Net Inflow¹ (in R$ billion)

¹Concentrated custodies are custodies greater than R$ 5 billion per client/economic group. These custodies are more volatile by nature.

Despite a very challenging conjuncture with a new Covid peak in Brazil and the Russo-Ukrainian conflict, total net inflows were R$46 billion on 1Q22 vs R$48 billion on 4Q21, 5% lower sequentially. Adjusted by concentrated custodies, net inflows were R$30 billion, reinforcing the resilience of our business model amid the challenging scenario.

This environment weighed mainly on capital markets and client activity, which bottomed in January. Since then, a quick improvement of operating trends took place, with stronger performance in March across all our channels and businesses. Our long-term purpose is stronger than ever as we continue to improve peoples' lives and disrupt the Brazilian financial industry, of which we represent less than 2% of the total revenue pool.

Active Clients (in ‘000)

Active clients grew 17% and 3% in 1Q22 vs 1Q21 and 4Q21, respectively, totaling 3.5 million.

IFA Network (in ‘000)

Our IFA network comprised a total of 10.7 thousand IFAs in 1Q22, up 4% quarter-over-quarter and 24% year-over-year. We intend to maintain our current leadership and further develop the IFA profession in Brazil over the long run, as we estimate that the total number of IFAs in the country could more than triple in the upcoming years.

Retail Daily Average Trades² (million trades)

²Daily Average Trades, including Stocks, REITs, Options and Futures

Retail DATs totaled 2.3 million in 1Q22, down 28% year-over-year and 7% quarter-over-quarter. Aligned with market trends, the decrease in DATs reflected the less favorable environment for equities in 1Q22.

NPS (Net Promoter Score)

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 76 in March 2022, vs 74 in March 2021, reflecting our ongoing efforts to provide superior customer service at a lower cost. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2. New Verticals

Pension Funds

Total Pension Funds AUC³ (in R$ billion)

³Total Pension Funds AUC includes AUC from XP Vida e Previdência and from third party funds distributed in our platform.

As per public data published by Susep, XPV&P continues with roughly 50% market share in net new money for pension funds in 1Q22. Despite our consistent growth, we still represent only 3.3% of the total market, as of March 2022.

Total Pension Funds AUC was R$50 billion in 1Q22, up 45% year-over-year and 5% quarter-over-quarter. AUC from XPV&P, specifically, grew over 115% year over year.

Cards

Credit Card TPV (in R$ billion)

Total TPV reached R$4.5 billion in 1Q22, versus R$0.5 billion and R$4.4 billion in 1Q21 and 4Q21, respectively. The normalized pace of growth reflects seasonality seen in 4Q21, driven by Black Friday and end of year celebrations.

Active Cards (in ‘000)

Total active cards surpassed 308 thousand in 1Q22, a growth of 27% quarter-over-quarter and 316% year-over-year. The recent increase in active cards relates to our decision to lower the threshold for credit card eligibility to a minimum of R$5,000 invested within XP’s30k platform in early December, democratizing access to Visa Infinite cards to most of our clients in XP brand.

These results are helping us to confirm how important investments are as a differentiator for cross-selling lower switching-cost products, such as credit cards. Based on client’s data and assumptions, we estimate that over 50% of our cardholders have XP’s card as their primary one. On top of that, we see cardholders with a 4x lower churn.

Credit

Credit Portfolio4 (in R$ billion)

Our Credit portfolio reached R$11.5 billion as of March 2022, expanding 12% quarter-over-quarter and 142% year-over-year. The average maturity of our credit book was 3.2 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.0%.

4This portfolio does not include Intercompany and Credit Card related loans and receivables

Total Gross Revenue

Total Gross Revenue (in R$ mn)

Total gross revenue grew 17% from R$2.8 billion in 1Q21 to R$3.3 billion in 1Q22. This growth was mainly driven by both Retail and Institutional businesses. Capital Markets did not perform well in the 1Q22, mostly due to market volatility and uncertainty, leading to many postponed offerings. On the flip side, we saw the same factors benefiting the Institutional business, that reached record high volumes and revenue. This reinforces the importance of the portfolio effect, also present in non-retail businesses.

Retail

Retail Revenue (in R$ mn)

Retail revenue grew 16% from R$2.1 billion in 1Q21 to R$2.4 billion in 1Q22, as we continued to see revenues that benefit from higher interest rates performing well in the current scenario, mainly floating and fixed income. In the 1Q22, we had our all-time high activity in the fixed income platform, following the trends from 4Q21, despite lower volumes in primary offerings.

New Verticals are getting more relevant, growing three times in one year and already representing 7.6% of total retail revenue.

In 1Q22, Retail-related revenues represented 71% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and were composed of Derivatives, Fixed Income secondary transactions and Floating, among others.

LTM Take Rate (LTM Retail Revenue / Average AUC)

The take rate for the last twelve months ended March 31st 2022 remained stable at 1.3%, as it has been since our IPO. Our ability to add new products and services to the platform coupled with a diversified revenue profile, kept our take rate stable.

Note: LTM Take Rate (LTM Retail Revenue / Average AUC). Average AUC = (Sum of AUC from the beginning of period and each quarter-end in a given year, being 5 data points in one year)/5

Institutional

Institutional Revenue (in R$ mn)

Institutional gross revenue totaled R$548 million in 1Q22, up 86% from R$294 million in 1Q21. Market volatility boosted overall volumes in trading desks, mainly the ones related to derivatives strategies. The aforementioned circumstances led clients to a peak demand for hedging their positions, creating unique opportunities regarding client’s flow in this quarter, which may not be recurring in next ones, leading us to all-time high revenue and volumes.

In 1Q22, Institutional revenue accounted for 18% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and was composed mostly of Fixed Income secondary transactions and Derivatives, among others.

Issuer Services

Issuer Services Revenue (in R$ mn)

Issuer services revenue decreased 48% year-over-year from R$234 million in 1Q21 to R$121 million in 1Q22. The same factors that led to record-high Institutional revenues also caused higher overall uncertainty and volatility, leading to a weaker industry activity in Capital Markets in the quarter, mainly in the first two months, across both ECM and DCM. In March, we saw better signs for DCM offerings, with pent-up demand creating a robust pipeline looking forward.

Other*

Other Revenue*

Other revenue and digital content increased 5% in 1Q22 vs 1Q21, from R$168 million to R$177 million. Interest on gross cash was higher due to increases in interest rates, along with results coming from asset and liability management, partially offset by a lower digital content revenue.

In 1Q22, other revenue accounted for 10% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, composed mostly of interest on adjusted gross cash and results related to our asset and liability management.

*Other and Digital Content Combined

COGS

COGS (in R$ mn) and Gross Margin

COGS rose 6% from R$841 million in 1Q21 to R$891 million in 1Q22 and decreased 1% quarter-over-quarter, with a gross margin of 71.5%, approximately 350 bps higher year-over-year and 100 bps lower than the previous quarter. Improving margins, on an annual basis, were driven by a product mix towards fixed income and floating revenues, resulting in a lower growth in COGS.

SG&A Expenses

SG&A Expense (ex-Share-Based Compensation) (in R$ mn)

Other Operating Income, Net
SG&A ex-RSU
+34%
1,222
233
989
783
18
765
1,051
1,051
1Q21
4Q21
1Q22

	1Q21	4Q21	1Q22
% of Net Revenue*	***29.8%***	***37.5%***	***33.7%***
Headcount	**3,973**	**6,193**	**6,323**

SG&A expenses (excluding share-based compensation and other operating income, net) totaled R$1,051 million in 1Q22, up 34% from R$783 million in 1Q21. The increase was mainly related to our headcount expansion over the last year, with a 60% increase year over year. Most of the headcount increase is associated with our investments in client experience and technology, protecting the core and expanding our business to new verticals. When comparing to 4Q21, adding back the R $233 million coming from other operating income, net, mostly related to incentives received from third parties, our SG&A actually decreased roughly 14% in the quarter. We highlight those incentives received in 4Q21 should be seen as seasonal on a quarterly basis.

*Excluding Other Operating Income, Net.

Share-Based Compensation (in R$ mn)

SBC allocated in COGS
SBC allocated in SG&A
178
20
158
149
16
133
212
12
200
1Q21
4Q21
1Q22
% of Net Revenue
6.8%
4.6%
6.8%

In 1Q22, Shared-Based Compensation expenses were 19% higher, from R$178 million in 1Q21 to R$212 million in 1Q22, following additional grants made in 4Q21. We have granted approximately two thirds of the current approved program authorizing dilution of up to 5%. We expect to use the approved dilution as originally planned: within five years from the IPO. A portion of Share-Based Compensation is related to IFAs and allocated in COGS.

Adjusted EBITDA

Adjusted EBITDA¹ (in R$ mn) and Margin

Adjusted EBITDA grew 14% year over year, from R$1,043 million to R$1,191 million. Adjusted EBITDA margin was 38.2%, down 150 bps year-over-year, driven mainly by higher relative SG&A expenses due to our investments in new verticals. Despite the high growth and increasing contribution of the new verticals, they are still far from maturity, considering market size.

¹ See appendix for a reconciliation of Adjusted EBITDA.

Adjusted Net Income

Adjusted Net Income¹ (in R$ mn) and Margin

Adjusted Net Income grew 17%, from R$846 million in 1Q21 to R$987 million in 1Q22, in connection with the factors explained in the Adjusted EBITDA and a lower normalized effective tax rate. The effective tax rate, normalized by withholding taxes, was 16.0% in 1Q22, from 17.4% in 1Q21. Our Adjusted Net Margin decreased by 169 bps to 31.6% in 1Q22, still above our medium-term guidance.

¹ See appendix for a reconciliation of Adjusted Net Income.

Adjusted Cash Flow

(in R$ mn)

	1Q22	4Q21	1Q21
Cash Flow Data
Income before income tax	856	1,121	784
Adjustments to reconcile income before income tax	(554)	503	233
Income tax paid	(237)	(305)	(236)
Contingencies paid	(1)	(0)	(1)
Interest paid	(7)	(69)	(0)
Changes in working capital assets and liabilities	(1,251)	50	(122)
Adjusted net cash flow (used in) from operating activities excluding net cash flow (used in) from securities, repos, derivatives and banking activities	(1,194)	1,299	658
Net cash flow (used in) from securities, repos, derivatives and banking activities (i)	2,313	182	157
Brazilian government bonds (Assets)	(4,435)	(2,597)	(12,024)
Securities from Private Pension Liabilities	(4,260)	(5,230)	(3,516)
Other Securities (Assets and Liabilities)	1,637	(1,018)	285
Derivative financial instruments (assets and liabilities)	(986)	1,919	(315)
Securities trading and intermediation (assets and liabilities)	1,622	(4,396)	(2,038)
Securities purchased (sold) under resale (repurchase) agreements	684	1,023	12,529
Loan operations	(1,626)	(2,297)	(1,122)
Market funding operations	5,338	5,214	1,711
Private pension liabilities	4,285	5,210	3,509
Foreign exchange portfolio (assets and liabilities)	370	(17)	32
Credit cards operations (liabilities)	290	656	256
Other activities	(607)	1,715	850
Adjusted net cash flows (used in) from operating activities	1,119	1,481	815
Adjusted net cash flows (used in) from investing activities	(126)	(1,011)	(550)
Investment in IFA Network	-	(484)	(388)
Acquisition of PP&E and Intangible	(14)	(39)	(139)
Investments/Acquisitions in associates and subsidiaries	(112)	(489)	(23)
Adjusted net cash flows (used in) from financing activities	(41)	(119)	(93)

Net increase (decrease) in cash and cash equivalents	952	351	172

Adjusted Net Cash Flow (Used in) from Operating Activities¹

Our net cash flow used in Operating activities represented by Adjusted net cash flow (used in) from operating activities (which in management views as represents a more useful metric to track the intrinsic cash flow generation of the business) decreased to R$1,119 million in 1Q22 from R$1,481 million in 4Q21, and R$815 million in 1Q21, driven by:

•	Higher balance of securities and derivatives that we hold in the ordinary course of our business as a Retail investment distribution platform and as an Institutional broker dealer (with respect to the sale of fixed income securities and structured notes);

•	Our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter-to-quarter and were the key drivers to the net cash flow from operating activities figures;

•	Increases in our banking activities from loans operations, market funding operations mainly derived from deposits (time deposits), structured operations certificates (COEs), financial bills and other financial liabilities as a result of our expected growth in banking services;

•	Our income before tax combined with non-cash expenses consisting primarily of (i) Net foreign exchange differences of -R$881 million in 1Q22 and R$148 million in 4Q21, (ii) share based plan of R$155 million in 1Q22, R$171 million in 4Q21 and R$141 million in 1Q21 and (iii) depreciation and amortization of R$61 million in 1Q22, R$52 million in 4Q21 and R$70 million in 1Q21. The total amount of adjustments to reconcile income before income taxes was -R$554 million in 1Q22, R$503 million in 4Q21 and R$233 million in 1Q21.

¹ Excluding net cash flow (used in) from securities, repos, derivatives and banking activities.

Adjusted Net Cash Flow Used in Investing Activities

Our adjusted net cash used in investing activities decreased from R$1,011 million in 4Q21 and R$550 million in 1Q21, to R$126 million in 1Q22, primarily affected by:

•	Investments related our IFA Network decreased since 4Q21, from a use of R$484 million to zero;

•	Investment in intangible assets, mostly IT infrastructure, software development and property and equipment which decreased from R$39 million in 4Q21 and R$138 million in 1Q21, to R$14 million in 1Q22;

•	Our investments in associates and joint ventures, decreased to R$112 million in 1Q22, from R$489 million in 4Q21.

Adjusted Net Cash (used in) from Financing Activities

Our adjusted net cash used in financing activities decreased from R$119 million in 4Q21 and R$93 million in 1Q21, to R$41 million in 1Q22. This relates mainly to our payment of R$25 million in borrowings and lease liabilities.

Reconciliation of Adjusted Cash Flow

In addition to cash flow from operating activities presented in accordance with GAAP, we use adjusted cash flow, a non-GAAP measure, to measure liquidity.

We present Adjusted Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations after changes in working capital.

Adjusted Cash Flow has limitations as an analytical tool, and you should not consider Adjusted Cash Flow in isolation or as an alternative to cash flow from operating activities or any other liquidity measure determined in accordance with GAAP. You are encouraged to evaluate each adjustment. In addition, in evaluating Adjusted Cash Flow, you should be aware that in the future, we may incur changes similar to the adjustments in the presentation of Adjusted Cash Flow. In addition, Adjusted Cash Flow may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

The table set forth below presents a reconciliation of our cash flow from operating activities, investments and financing activities to Adjusted Cash Flow:

	1Q22	4Q21	1Q21
Adjusted Cash Flow Reconciliation

Accounting net cash flow (used in) from operating activities	1,103	993	361
(+) Investments in IFA's Network	-	484	388
(+) Financing instruments payable	16	4	67
Adjusted net cash flows (used in) from operating activities	1,119	1,481	815

Accounting net cash flow (used in) from investing activities	(126)	(528)	(162)
(-) Investments in IFA's Network	-	(484)	(388)
Adjusted net cash flows (used in) from investing activities	(126)	(1,011)	(550)

Accounting net cash flow (used in) from financing activities	(25)	(114)	(26)
(-) Financing instruments payable	(16)	(4)	(67)
Adjusted net cash flows (used in) from financing activities	(41)	(119)	(93)

Floating Balance and Adjusted Gross Financial Assets (in R$ mn)

Floating Balance (=net uninvested clients' deposits)	1Q22	4Q21
Assets	(2,489)	(1,406)
(-) Securities trading and intermediation	(2,489)	(1,406)
Liabilities	18,313	15,598
(+) Securities trading and intermediation	18,313	15,598
(=) Floating Balance	15,824	14,192

Adjusted Gross Financial Assets	1Q22	4Q21
Assets	150,528	128,226
(+) Cash	3,222	2,486
(+) Securities - Fair value through profit or loss	64,600	58,180
(+) Securities - Fair value through other comprehensive income	33,604	32,332
(+) Securities - Evaluated at amortized cost	6,379	2,239
(+) Derivative financial instruments	21,442	10,944
(+) Securities purchased under agreements to resell	6,061	8,895
(+) Loans and credit card operations	14,432	12,820
(+) Foreign exchange portfolio	788	332
Liabilities	(118,619)	(95,847)
(-) Securities	(7,410)	(2,665)
(-) Derivative financial instruments	(21,345)	(11,908)
(-) Securities sold under repurchase agreements	(24,132)	(26,281)
(-) Private Pension Liabilities	(36,207)	(31,921)
(-) Deposits	(14,093)	(9,899)
(-) Structured Operations	(8,576)	(7,636)
(-) Financial Bills	(2,792)	(2,588)
(-) Foreign exchange portfolio	(1,253)	(425)
(-) Credit card operations	(2,813)	(2,523)
(-) Floating Balance	(15,824)	(14,192)
(=) Adjusted Gross Financial Assets	16,084	18,188

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans and Foreign exchange portfolio (assets) less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured

Operation Certificates (COE), Financial Bills, Foreign exchange portfolio (liabilities), Credit cards operations and (3) less Floating Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities).Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

Other Information

Web Meeting

The Company will host a webcast to discuss its 1Q22 financial results on Tuesday, May 3rd, 2022, at 5:00 pm ET (6:00 pm BRT). To participate in the earnings webcast please subscribe at 1Q22 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Team

André Martins

Antonio Guimarães

Marina Montemor

ir@xpi.com.br

Important Disclosure

IN REVIEWING THE INFORMATION CONTAINED IN THIS RELEASE, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER. THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT.

This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others. Although AUC includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

	1Q22	1Q21	YoY	4Q21	QoQ
Managerial Income Statement
Total Gross Revenue	3,270	2,784	17%	3,447	-5%
Retail	2,425	2,088	16%	2,725	-11%
Institutional	548	294	86%	326	68%
Issuer Services	121	234	-48%	270	-55%
Digital Content	11	23	-53%	16	-33%
Other	166	145	14%	110	51%
Net Revenue	3,121	2,628	19%	3,259.63	-4%
COGS	(891)	(841)	6%	(896)	-1%
As a % of Net Revenue	(28.5%)	(32.0%)	3.5 p.p	(27.5%)	-1.0 p.p
Gross Profit	2,231	1,787	25%	2,363	-6%
Gross Margin	71.5%	68.0%	3.5 p.p	72.5%	-1.0 p.p
SG&A	(1,051)	(765)	37%	(989)	6%
Share Based Compensation[1]	(200)	(158)	27%	(133)	51%
EBITDA	980	864	13%	1,241	-21%
EBITDA Margin	31.4%	32.9%	-1.5 p.p	38.1%	-6.7 p.p
Adjusted EBITDA	1,191	1,043	14%	1,390	-14%
Adjusted EBITDA Margin	38.2%	39.7%	-1.5 p.p	42.7%	-4.5 p.p
D&A	(61)	(70)	-12%	(52)	16%
EBIT	919	795	16%	1,189	-23%
Interest expense on debt	(48)	(10)	406%	(57)	-16%
Share of profit or (loss) in joint ventures and associates	(14)	(1)	1214%	(11)	-209%
Taxable equivalent adjustments[2]	161	105	53%	157	2%
EBT (Taxable equivalent)	1,017	889	14%	1,278	-20%
Tax expense (Normalized)	(163)	(155)	5%	(287)	-43%
Effective tax rate (Normalized)	(16.0%)	(17.4%)	1.4 p.p	(22.5%)	6.4 p.p
Net Income	854	734	16%	991	-14%
Net Margin	27.4%	27.9%	-0.6 p.p	30.4%	-3.0 p.p
Adjustments	133	111	19%	95	40%
Adjusted Net Income	987	846	17%	1,086	-9%
Adjusted Net Margin	31.6%	32.2%	-0.6 p.p	33.3%	-1.7 p.p

¹ A portion of total Share-Based Compensation is related to IFAs and allocated in COGS. ² Tax adjustments are related to tax withholding expenses that are recognized net in our gross revenue.

Accounting Income Statement

(in R$ mn)

	1Q22	1Q21	YoY	4Q21	QoQ
Accounting Income Statement
Net revenue from services rendered	1,265	1,455	-13%	1,552	-18%
Brokerage commission	560	641	-13%	541	4%
Securities placement	291	469	-38%	493	-41%
Management fees	329	310	6%	381	-14%
Insurance brokerage fee	36	32	13%	33	9%
Educational services	8	19	-58%	11	-28%
Banking Fees	93	17	446%	77	21%
Other services	89	102	-13%	165	-46%
Taxes and contributions on services	(141)	(136)	4%	(149)	-5%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(145)	31	-569%	(543)	-73%
Net income from financial instruments at fair value through profit or loss	2,001	1,143	75%	2,250	-11%
Total revenue and income	3,121	2,628	19%	3,260	-4%
Operating costs	(864)	(837)	3%	(866)	0%
Selling expenses	(19)	(44)	-57%	(64)	-70%
Administrative expenses	(1,293)	(966)	34%	(1,344)	-4%
Other operating revenues (expenses), net	0	18	-100%	233	-100%
Expected credit losses	(26)	(3)	665%	(30)	-13%
Interest expense on debt	(48)	(10)	406%	(57)	-16%
Share of profit or (loss) in joint ventures and associates	(14)	(1)	1214%	(11)	-209%
Income before income tax	856	784	9%	1,121	-24%
Income tax expense	(2)	(50)	-96%	(130)	-98%
Effective tax rate	(0.3%)	(6.4%)	6.1 p.p	(11.6%)	11.3 p.p
Net income for the period	854	734	16%	991	-14%

Balance Sheet (in R$ mn)

	1Q22	4Q21
Assets
Cash	3,222	2,486
Financial assets	150,281	127,745
Fair value through profit or loss	86,041	69,124
Securities	64,600	58,180
Derivative financial instruments	21,442	10,944
Fair value through other comprehensive income	33,604	32,332
Securities	33,604	32,332
Evaluated at amortized cost	30,635	26,289
Securities	6,379	2,239
Securities purchased under agreements to resell	6,061	8,895
Securities trading and intermediation	2,489	1,406
Accounts receivable	358	469
Loan Operations	14,432	12,820
Other financial assets	917	462
Other assets	4,960	4,688
Recoverable taxes	168	153
Rights-of-use assets	269	285
Prepaid expenses	3,972	3,983
Other	551	268
Deferred tax assets	1,376	1,273
Investments in associates and joint ventures	2,163	2,013
Property and equipment	298	314
Goodwill & Intangible assets	794	821
Total Assets	163,093	139,340

	1Q22	4Q21
Liabilities
Financial liabilities	110,397	91,358
Fair value through profit or loss	28,755	14,573
Securities	7,410	2,665
Derivative financial instruments	21,345	11,908
Evaluated at amortized cost	81,643	76,785
Securities sold under repurchase agreements	24,132	26,281
Securities trading and intermediation	18,313	15,598
Financing instruments payable	28,997	24,429
Accounts payables	463	868
Borrowings	1,691	1,929
Other financial liabilities	8,048	7,680
Other liabilities	37,127	33,534
Social and statutory obligations	443	1,022
Taxes and social security obligations	435	550
Private pension liabilities	36,207	31,921
Provisions and contingent liabilities	31	29
Other	11	11
Deferred tax liabilities	28	29
Total Liabilities	147,552	124,921
Equity attributable to owners of the Parent company	15,538	14,417
Issued capital	0	0
Capital reserve	15,148	14,923
Other comprehensive income	(292)	(335)
Treasury	(172)	(172)
Retained earnings	854	-
Non-controlling interest	3	3
Total equity	15,541	14,420
Total liabilities and equity	163,093	139,340

Adjusted EBITDA (in R$ mn)

	1Q22	1Q21	YoY	4Q21	QoQ
EBITDA	980	864	13%	1,241	-21%
(+) Share Based Compensation	212	178	19%	149	42%
Adj. EBITDA	1,191	1,043	14%	1,390	-14%

Adjusted Net Income (in R$ mn)

	1Q22	1Q21	YoY	4Q21	QoQ
Net Income	854	734	16%	991	-14%
(+) Share Based Compensation	212	178	19%	149	42%
(+/-) Taxes	(79)	(67)	19%	(54)	46%
Adj. Net Income	987	846	17%	1,086	-9%